SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ----------

                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For August 16, 2004



                        i-CABLE Communications Limited
                -----------------------------------------------
                (Translation of registrant's name into English)




                                Cable TV Tower
                               9 Hoi Shing Road
                          Tsuen Wan, N.T., Hong Kong
                -----------------------------------------------
                   (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F      X                   Form 40-F
                           -----------                         -----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                                 No              X
                           -----------                         -----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

          i-CABLE Communications Limited Interim Results Announcement



                                [Logo Omitted]

                        i-CABLE COMMUNICATIONS LIMITED
                         Interim Results Announcement
                    For the six months ended June 30, 2004

                        Well Braced for New Competition



                              Results Highlights


o   Turnover increased by 11% to HK$1,154 million (2003: HK$1,037 million).

o   Net profit increased by 55% to HK$147 million (2003: HK$95 million).

o   An interim dividend of 3 cents (2003: 1.5 cents) per share will be paid.



                 Pay TV - Record Turnover and Operating Profit


o   Subscribers grew by 9% year-on-year to 682,000 (2003: 625,000).

o   ARPU increased by HK$3 to HK$222 (2003: HK$219).

o   Turnover increased by 9% to HK$920 million (2003: HK$844 million).

o   Operating profit increased by 12% to HK$235 million (2003: HK$210 million).




         Internet & Multimedia - On Firm Ground Towards Profitability


o   Broadband subscribers grew by 7% year-on-year to 263,000 (2003: 247,000).

o   ARPU increased by 14% to HK$142 (2003: HK$125).

o   Turnover increased by 21% to HK$232 million (2003: HK$193 million).

o   Operating loss narrowed to HK$27 million (2003: HK$48 million).

Group Results

The unaudited Group profit attributable to Shareholders for the six months ended June 30, 2004 amounted to HK$147 million, as compared to HK$95 million for the corresponding period in 2003. Basic and diluted earnings per share were both 7.3 cents for 2004, as compared with both 4.7 cents last year.


Interim Dividend

The Board has declared an interim dividend in respect of the six-month period ended June 30, 2004 of 3 cents (2003: 1.5 cents) per share, payable on Tuesday, October 12, 2004 to Shareholders on record as at October 5, 2004.

                UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
                        Six months ended June 30, 2004


                                                                                      2004                 2003
                                                                Note               HK$'000              HK$'000

                          Turnover                              (1)              1,154,447             1,036,705
                                                                         ------------------- --------------------

   Programming costs                                                              (366,624)             (317,648)

   Network and other operating expenses                                           (187,535)             (174,393)

   Selling, general and administrative expenses                                   (177,069)             (166,693)
                                                                         ------------------- --------------------
 Profit from operations before depreciation                                        423,219               377,971

   Depreciation                                                                   (273,740)             (264,352)
                                                                        --------------------  -------------------
 Profit from operations                                         (1)                149,479               113,619

   Interest income                                                                       3                 5,055

   Finance costs                                                                       (72)               (9,403)

   Non-operating expenses                                                           (1,494)               (5,050)
                                                                        --------------------  -------------------
 Profit before taxation                                         (2)                147,916               104,221

   Income tax                                                   (3)                   (620)               (8,931)
                                                                        --------------------  -------------------
 Profit attributable to shareholders                                               147,296                95,290
                                                                        ====================  ===================

 Earnings per share                                             (4)

 Basic                                                                           7.3 cents            4.7 cents
                                                                        --------------------  -------------------
 Diluted                                                                         7.3 cents            4.7 cents
                                                                        --------------------  -------------------

NOTES TO THE accounts


(1)  Segment information

     Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's turnover and profit / (loss) from operations by principal activity for the six months ended June 30, 2004:

                                                                                       Profit/(Loss) from
                                                       Turnover                            Operations
                                            --------------------------------    ---------------------------------
                                            2004             2003               2004              2003
                                            HK$'000          HK$'000            HK$'000           HK$'000

         Pay television                     920,166          843,914            235,330           210,202
         Internet and multimedia            232,462          192,791            (26,520)          (47,662)
                                                                                ---------------   ---------------
                                                                                208,810           162,540
         Unallocated                        1,819            -                  (59,331)          (48,921)
                                            --------------   ---------------    ---------------   ---------------
                                            1,154,447        1,036,705          149,479           113,619
                                            ==============   ===============    ===============   ===============

(2)  Profit before taxation

     Profit before taxation is arrived at after charging:

                                                                                     2004                     2003
                                                                                  HK$'000                  HK$'000

         Depreciation                                                             273,740                  264,352
         Amortization of programming library*                                      49,677                   42,955
         Interest on borrowings                                                        72                    9,403
                                                                          =================         ================


         * included in programming costs

(3)  Income tax

     The provision for Hong Kong Profits Tax is calculated separately on the taxable profit of each entity within the Group at the rate of 17.5% (2003: 17.5%). Taxation for overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant country. The taxation charge for the six months ended June 30 represents:

                                                                                     2004                     2003
                                                                                  HK$'000                  HK$'000


         Provision for Hong Kong Profits Tax for the period                             -                   70,066
         Under provision for Hong Kong Profits Tax in respect of prior
           year                                                                       589                        -
         Current tax provision - overseas                                              31                        -
         Deferred tax credit                                                            -                  (61,135)
                                                                          -----------------     --------------------

                                                                                       620                   8,931
                                                                          =================     ====================

(4)  Earnings per share

     The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$147 million (2003: HK$95 million) and the weighted average number of ordinary shares in issue during the period of 2,019,234,400 (2003: 2,019,234,400).

     The calculation of diluted earnings per share was based on the weighted average number of ordinary shares of 2,019,234,400 (2003: 2,019,234,400)
     after adjusting for the effects of all dilutive potential ordinary shares.

(5) Basis of preparation and comparative figures

     The unaudited interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants. The same accounting policies adopted in the annual accounts for the year ended December 31, 2003 have been applied to the interim financial report.

(6)  Review by audit committee

     The unaudited interim accounts for the six months ended June 30, 2004 have been reviewed by the Audit Committee of the Company.

COMMENTARY ON INTERIM RESULTS

A.  Review of 2004 Interim Results

The financial results of the Group's two core business segments both showed considerable improvement over the same period in the prior year. Consolidated turnover increased by 11% to HK$1,154 million. Pay TV turnover increased by 9% to HK$920 million as a result of subscriber growth and strong increase in airtime sales. Internet & Multimedia turnover increased by 21% to HK$232 million mainly as a result of recovery in Broadband ARPU which recorded a 14% year-on-year increase to HK$142.

Operating costs before depreciation increased by 11% to HK$731 million. The increase was primarily attributable to a 15% increase in programming costs mainly due to UEFA EURO 2004 and the new Super Soccer Channel and Cable Entertainment News Channel launched in the second half of 2003. Network and other operating costs increased by 8% to HK$188 million mainly due to higher customer service cost and provision for obsolete inventories. Selling, general and administrative expenses increased by 6% to HK$177 million due primarily to higher marketing expenses and sales commissions.

Earnings before interest, tax, depreciation and amortization or EBITDA rose by 12% to HK$423 million to surpass all previous periods. EBITDA margin increased to 37% from 36% in 2003.

Depreciation increased by 4% to HK$274 million due mainly to further capital investments in digital set-top boxes, cable modems and related broadband equipment, which were partly offset by lower depreciation on network assets following the expiration of their depreciation cycle.

Profit from operations of HK$149 million was achieved for the period, representing a HK$36 million or 32% increase over the HK$114 million level reported in the first half of 2003.

Interest income decreased by HK$5 million due to a substantial drop in surplus cash balance following the full redemption of the fixed rate convertible bonds in November 2003, with a corresponding HK$9 million year-on-year drop in finance costs.

Profit attributable to shareholders for the first half of 2004 increased by HK$52 million or 55% to a record high of HK$147 million.

Basic earnings per share were 7.3 cents as compared to 4.7 cents in 2003.


B.  Segmental Information

                                Pay Television


Notwithstanding new competition in the market, subscribers grew by 27,000 in the first half of 2004 as compared to 19,000 a year ago to reach 682,000 as a result of strengthened programming contents and an improved economy compared to one year ago. Pay TV ARPU held up well at HK$222 as compared to HK$219 in the first half of 2003. Turnover increased by 9% under an improved economy. Operating costs before depreciation increased by 10% due mainly to the additional programming investments mentioned earlier while depreciation was relatively stable at HK$145 million. EBITDA increased by 8% to HK$380 million while operating profit rose by 12% to HK$235 million, both record highs for the segment.


                             Internet & Multimedia


Subscribers grew by 6,000 in the first half of 2004 to 263,000 as overall market growth slowed down compared to last year. With successful service enhancement through network upgrade and the introduction of value-added services, ARPU increased by 14% year-on-year to HK$142. This coupled with subscriber growth pushed turnover up by 21% to HK$232 million. Operating costs before depreciation increased by 9% to HK$133 million due mainly to increase in customer service and marketing costs. EBITDA increased by 41% to HK$99 million. Depreciation increased by 6% to HK$126 million mainly due to capital expenditure on network and transmission technology upgrade. Operating loss under a full cost allocated basis for network cost narrowed to HK$27 million as compared to HK$48 million in the first half of 2003.

C.  Liquidity and Financial Resources

As of June 30, 2004, the Group had net surplus cash of HK$30 million, as compared to a net debt of HK$130 million a year ago. All the Group's cash and cash equivalents were denominated in Hong Kong dollars.

The consolidated net asset value of the Group as at June 30, 2004 was HK$1,751 million, or HK$0.87 per share. There was no charge on any of the Group's assets.

The Group's assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged. To the extent there were any exchange risk, the Group made use of financial instruments, where appropriate, to manage those risks.

Capital expenditure during the period amounted to HK$235 million as compared to HK$178 million in the same period last year. Major items included investments on digital set-top boxes, cable modems, television production facilities as well as further network upgrade and expansion. The digital conversion program on the Pay TV service is now substantially completed. Ongoing capital expenditures are expected to be funded by cash generated from operations and if needed bank borrowings or other external sources of funds.

D.  Contingent Liabilities

At June 30, 2004, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to bank overdraft and guarantee facilities of up to HK$649 million of which only HK$618 million was utilised by the subsidiaries.

The Group is in discussions with the Inland Revenue Department ("IRD") regarding previous years' tax affairs of two partnerships under the Group pursuant to a leveraged leasing arrangement entered into during 1993 to 1995.

In order to preserve its right, the IRD has issued protective profits tax assessments totalling HK$258 million against the two partnerships and other Group entities involved in the arrangement, relating to the years of assessment 1995/96 to 2002/03. The IRD has agreed to hold over the tax charged subject to the Group's purchase of tax reserve certificates in the amount of HK$18 million.

The outcome of the discussions is uncertain but in the meantime, management has obtained external advice in respect of this matter and considers that no provision for profits tax in respect of the protective assessments is necessary and estimates that the contingent tax exposure at June 30, 2004 amounted to HK$106 million, of which HK$64 million will be indemnified by the Group's immediate holding company, Wharf Communications Limited, such that the contingent tax exposure for the Group is estimated at HK$42 million.

E.   Human Resources

The Group had a total of 3,003 employees at the end of the first half of 2004. Total salaries and related costs incurred in the corresponding period amounted to HK$371 million.

Over the years, our performance management system of accountability for business performance has successfully instilled a pay-for-performance culture and thereby established a team of capable and highly motivated employees. Every member of the workforce has continuously contributed their best to overcome the many challenges and competition in the operating environment towards the long-term success of i-CABLE.

F.   Operating Environment and Competition


The competitive landscape was extremely fluid during the first half. While two more competitors, Yes TV and TV Plus, threw in their towels, exTV (operated by Intelsat and TVB) officially launched its service in February; and NOW Broadband TV (operated by PCCW) has been attacking the market aggressively.

While the competition has reportedly developed a sizable subscriber base, it has not so far made a material impact on our Pay TV subscription. On the other hand, the competition has been particularly aggressive in amassing popular content, which has led to a significant rise in programme acquisition costs to put pressure on margin. CABLE TV's recent contract for the next three seasons of the popular English Premier League is a clear case in point.

On the Broadband front, the Group responded to the competition in May by offering bundling with a mini-basic Pay TV package. Subscriber growth regained momentum. While the overall revenue to the Group from bundling is little affected, the Broadband margin would on a segmental basis face some erosion.

Looking ahead, the operating environment is not expected to improve with competition on both fronts becoming increasingly keen. The Group will continue to grow its revenue by enhancing its programming with the addition of more channels and improving the performance of its Broadband service while at the same time, exercise tight control over other operating costs to offset the unavoidable increase in content costs.

G.   Prospects

Investment on programme and service enhancements has enabled the Group to benefit from the economic recovery since the second half of last year to grow its Pay TV and Broadband subscribers and improve its profitability during the first half of this year.

The Group will continue to improve its service and the latest initiative will be the introduction of a satellite service later this year to cover homes previously not reached by our fibre or microwave networks.


These investments have and will equip the Group with prime programming and service improvements to face up to new competition. The Group now parades 86 channels, providing the territory's most comprehensive programming and subscription choice to viewers. We are confident that our Pay TV will continue to be competitive in the new market environment and will prevail over the new competition.

Our consistent efforts to improve service quality and to provide value-added services have enabled our Broadband service to stay relatively unscathed through a period of cut-throat competition. As the market began to consolidate, we focused on rebuilding our growth momentum and profitability. These efforts have begun to be rewarded by gains in subscription and revenue in the first half of the year. We shall continue to work on the goal for an early return to profitability for this segment.

Our efforts to expand our service beyond Hong Kong is beginning to bear fruit. Our Horizon Channel has expanded rapidly both in terms of distribution and recognition in China. We shall soon begin to distribute the channel to the Americas. Albeit a modest start, we have successfully established a beachhead in some of our future target markets and we shall continue to build on that foundation.

New competition has unavoidably created pressure within the industry and we need to continue to enhance our programming and service quality to consolidate our leadership position. It will make our task ahead all the more challenging. However, the Group has gone through worse external environments before and we are confident that we would continue to grow like the rest of Hong Kong.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company was not in compliance with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), at any time during the six-month period ended June 30, 2004.

BOOK CLOSURE

The Register of Members will be closed from Tuesday, September 28, 2004 to Tuesday, October 5, 2004, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the

Company's Registrars, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, September 27, 2004.



PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules in force prior to March 31, 2004, which remain applicable to results announcement in respect of accounting periods commencing before July 1, 2004 under the transitional arrangements, will be published on the Stock Exchange's website in due course.



By Order of the Board
Wilson W. S. Chan
Secretary

Hong Kong, August 12, 2004


As at the date of this announcement, the Board of Directors of the Company comprises Mr. Stephen T. H. Ng, Mr. F. K. Hu, Mr. Quinn Y. K. Law, Mr. Victor
C. W. Lo, Dr. Dennis T. L. Sun, Mr. Samuel S. F. Wong and Sir Gordon Y. S. Wu.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                        i-CABLE Communications Limited


                                        By:  /s/ Samuel Wong
                                             ------------------------------
                                             Name: Samuel Wong
                                             Title:  Chief Financial Officer

Dated: August 16, 2004